UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. ___ )*

Centillium Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

152319109

(CUSIP Number)

Dr. Santanu Das

President and Chief Executive Officer

TranSwitch Corporation

Three Enterprise Drive

Shelton, Connecticut 06484

Tel: (203) 929-8810

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Timothy C. Maguire, Esq.

Brown Rudnick LLP

One Financial Center

Boston, Massachusetts 02111

(617) 856-8200

July 9, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 000-30649

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TranSwitch Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (1)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power
8. Shared Voting Power 5,074,579
9. Sole Dispositive Power
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,074,579 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.8%
14.	Type of Reporting Person (See Instructions) CO

(1)	Reference is made to Items 3 and 4 below.
(2)	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because TranSwitch Corporation may be deemed to have beneficial ownership of 5,074,579 shares of Centillium Communications, Inc. common stock as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among TranSwitch and certain stockholders of Centillium. The filing of this Schedule 13D shall not be construed as an admission that TranSwitch is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of Centillium subject to the Voting Agreements.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Centillium Communications, Inc. (the “Company”). The address of the Company’s principal executive offices is 215 Fourier Avenue, Fremont, California 94539.

Item 2.	Identity and Background

(a)–(c) and (f). This Schedule 13D is being filed by TranSwitch Corporation, a Delaware corporation (“TranSwitch”).

TranSwitch provides communications OEMs with carrier-class semiconductors for the converging voice, data and video network. TranSwitch designs and develops innovative silicon and software solutions, and provides the customer support for the fastest time-to-market.

The principal executive office of TranSwitch is located at Three Enterprise Drive, Shelton, Connecticut 06484.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of TranSwitch are set forth in Annex I hereto and incorporated herein by reference.

(d)–(e). During the last five years, neither TranSwitch, nor, to the knowledge of TranSwitch, any of the individuals listed in Annex I, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 9, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TranSwitch, Sonnet Acquisition Corporation and Haiku Acquisition Corporation, each a Delaware corporation and wholly-owned subsidiary of TranSwitch (respectively, “Merger Sub I” and “Merger Sub II”) , under which TranSwitch agreed to exchange all the outstanding shares of the Company’s common stock and certain derivative securities (together, the “Company Securities”) for an aggregate consideration of 25 million shares of TranSwitch common stock and $15 million in cash (the “Merger Consideration”). Under the Merger Agreement, after the satisfaction or waiver of all of the conditions to the Merger, Merger Sub I will first merge with and into the Company, with the Company continuing as the surviving entity. Second, the Company will be merged with and into Merger Sub II, with Merger Sub II surviving the Merger, under the name “Centillium Communications, Inc.” (sometimes referred to as the “surviving corporation”) as a direct wholly-owned subsidiary of TranSwitch (the “Merger”).

As an inducement for TranSwitch to enter into the Merger Agreement, and in consideration thereof, all of the directors and certain executive officers of the Company entered into Voting Agreements, each dated as of July 9, 2008, with TranSwitch (each individually a “Voting Agreement” and collectively, the “Voting Agreements”). TranSwitch did not pay additional consideration to the Company or any of its directors or officers in connection with the execution and delivery of the Voting Agreements. Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibits 2.1 and 99.1, respectively, to TranSwitch’s Current Report on Form 8-K filed on July 11, 2008 and are incorporated by reference herein.

Item 4.	Purpose of Transaction

The purpose of the Merger is to enable TranSwitch to acquire control of, and the entire equity interest in, the Company. The Merger ensures the acquisition of all issued and outstanding shares of the Company.

If the Merger is completed, TranSwitch will own 100% of the equity interests of the Company, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of the Company and entitlement to any increase in its value. Similarly, TranSwitch would also bear the risk of any losses incurred in the operation of the Company and any decrease in value of the Company. Pursuant to the terms of the Merger Agreement, the Merger will require a meeting of the Company’s stockholders. The Company stockholders who continue to hold their shares at the time of the Merger and fulfill certain other requirements as provided under Delaware law will have appraisal rights in connection with the Merger. The Merger Agreement provides that, at the effective time of the closing of the Merger, the Company will be entitled to designate two directors (the “Company Designees”) for consideration, nomination and election to the TranSwitch board of directors (the “Board”).

Upon consummation of the Merger, the directors of Merger Sub II shall be the directors of the surviving corporation, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the surviving corporation. Upon consummation of the Merger, the officers of Merger Sub II immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.

At the effective time of the Merger, the certificate of incorporation and bylaws of the surviving corporation will be amended to be in the forms attached to the Merger Agreement.

After completion of the Merger, TranSwitch anticipates that it will seek to cause the Common Stock to be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from quotation on The Nasdaq Global Market. After completion of the Merger, the TranSwitch board of directors expects to work with the Company’s management to evaluate and review the Company and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate the Company into TranSwitch’s business and market units. As a result of this review and integration, it is possible that TranSwitch could implement changes to the Company’s business or capitalization that could involve consolidating and streamlining certain operations. TranSwitch and the TranSwitch board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Voting Agreements

In connection with the Merger Agreement, and as described in Item 3 above, TranSwitch entered into Voting Agreements, each dated as of July 9, 2008, with certain holders of the Common Stock. The following summary of certain provisions of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement, a copy of which is filed as an exhibit hereto.

Under the Voting Agreements, all of the directors and certain of the executive officers of the Company, in their respective capacities as stockholders of the

Company, agreed to vote all of his or her shares of Common Stock in connection with any meeting of the Company’s stockholders or any action by written consent in lieu of a meeting of stockholders:

•

in favor of the Merger or any other transaction pursuant to which TranSwitch proposes to acquire the Company, whether by tender offer, merger, or otherwise, in which the Company’s stockholders would receive consideration per for each Company Security equal to or greater than the consideration to be received by such stockholders in the Merger; and/or

•

against any action or agreement which would impede, interfere with or prevent the Merger, including, any other extraordinary corporate transaction such as a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company or substantially all of the Company’s assets.

Each such director and officer shall, upon request of TranSwitch, execute and deliver any additional documents and take such further actions as may reasonably be deemed by TranSwitch to be necessary or desirable to carry out the provisions of the related Voting Agreement.

The Voting Agreements, and all rights and obligations of the parties thereto will terminate on the earlier of: (i) the date the Merger Agreement is terminated in accordance with the terms of the Merger Agreement; and (ii) the effective time of the Merger.

Each director and officer who is party to a Voting Agreement may vote the Common Stock beneficially owned by him or her on all other matters in a manner determined by such director or officer.

Except as set forth in this Item 4, the filing persons have no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The preceding summary of certain provisions of the Merger Agreement, a copy of which is filed as an exhibit hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, TranSwitch may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act); and (ii) shared power to vote or direct the vote of 5,074,579 shares of Common Stock, which represents 10.8% of the shares of the Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.

Apart from the terms and conditions set forth in the Voting Agreements, TranSwitch is not entitled to any rights of a stockholder of the Company. TranSwitch does not, other than as specified in the Voting Agreements, have: (1) sole or shared power to vote or direct the vote of Common Stock; or (2) sole or shared power to dispose or direct the disposition of Common Stock.

TranSwitch disclaims any beneficial ownership of such shares of Common Stock, and nothing herein shall be deemed to be an admission by TranSwitch as to the beneficial ownership of such shares.

To TranSwitch’s knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Annex 1 hereto.

(c) Except as set forth or incorporated herein, neither TranSwitch nor, to TranSwitch’s knowledge, any of the individuals referred to in Annex 1 hereto, has effected any transaction in Common Stock during the past sixty (60) days.

(d) To TranSwitch’s knowledge, no person other than the directors and officers party to the Voting Agreements has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by this reference. To TranSwitch’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Company.

Item 7.	Materials to be Filed as Exhibits.

EXHIBIT NUMBER	DESCRIPTION

1.	Agreement and Plan of Merger, dated as of July 9, 2008 by and among TranSwitch Corporation, Centillium Communications, Inc., Sonnet Acquisition Corporation and Haiku Acquisition Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K of TranSwitch Corporation filed on July 11, 2008 and incorporated herein by reference).

2.	Form of Voting Agreement, dated as of July 9, 2008, among TranSwitch Corporation, all of the directors and certain of the executive officers of Centillium Communications, Inc. (filed as Exhibit 99.1 to the Current Report on Form 8-K of TranSwitch Corporation filed on July 11, 2008 and incorporated herein by reference).

SIGNATURES

After responsible inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2008

TranSwitch Corporation

By:	/s/ Robert A. Bosi
Name: Robert A. Bosi Title: Vice President and Chief Financial Officer

Annex I

Identity and Background

The current executive officers and directors of TranSwitch are listed below. The address of TranSwitch is Three Enterprise Drive, Shelton, Connecticut 06484. The business address of each such person is Three Enterprise Drive, Shelton, Connecticut 06484 and each such person, unless otherwise provided, is a citizen of the United States.

1.	Officers of TranSwitch

Name	Position
Dr. Santanu Das	Chief Executive Officer and President

Mr. Robert A. Bosi	Vice President and Chief Financial Officer

2.	Directors of TranSwitch

Name	Position

Dr. Santanu Das	Chief Executive Officer and President of TranSwitch Corporation

Alfred F. Boschulte	Chairman of Probe Financial, Inc.

Dr. Hagen Hultzsch*	Retired Chairman of the Supervisory Board of T-Venture Holding, Bonn, Germany

Mr. Gerald F. Montry	Managing Partner of Mont Reuil & Co.

Mr. James M. Pagos	Chief Executive Officer of P TEK, LLC

Dr. Albert E. Paladino	Director of Paladino and Company

Mr. Thomas H. Baer	Director of Medici Arts, B.V.

Mr. Herbert Chen	Co-founder and Managing Member of Lattanzio Chen Management, LLC

*	Dr. Hultzsch is a citizen of Germany.